UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

           Solicitation/Recommendation Statement Under Section 14(d)4
                     of the Securities Exchange Act of 1934

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                               Fila Holding S.p.A.
--------------------------------------------------------------------------------
                      (Names of Person(s) Filing Statement)

                                Ordinary Shares(1)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   316850 30 4
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Enzio Bermani
                         Viale Cesare Battisti 26, 13900
                                  Biella, Italy
                               (011) 3901-535-061
--------------------------------------------------------------------------------
            (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

----------
(1) In the form of American Depositary Shares representing Ordinary Shares of the Issuer.

            This Solicitation/Recommendation Statement on Schedule 14D-9 is filed by Fila Holding S.p.A. ("Fila"), in connection with the offer by RCS MediaGroup S.p.A. ("RCS") to purchase all of the outstanding Fila American Depositary Shares ("Fila ADSs") representing ordinary shares, par value
(euro)1.00 per share (the "Fila Shares"), of Fila, for $1.12 net per Fila ADS in cash, without interest (the "Offer Price").

            The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9.

Item 1. Subject Company Information.

            (a) Name and Address. Fila is an Italian stock corporation with its principal offices located at Viale Cesare Battisti 26, 13900, Biella, Italy. Fila's telephone number is (011) 3901-535-061.

            (b) Securities. As of March 1, 2003 Fila had 96,511,312 issued and outstanding Fila Shares, including 8,598,731 Fila Shares represented by Fila ADSs.

Item 2. Identity and Background of Filing Person.

            (a) Name and Address. The filing person is the subject company and its name, address and business telephone number are set forth in Item 1(a) above.

            (d) Tender Offer. This Schedule 14D-9 relates to the tender offer by RCS to purchase all of the outstanding Fila ADSs representing Fila Shares not already owned by RCS and it affiliates at the Offer Price. The tender offer is being made on the terms and subject to the conditions described in the Offer to Purchase dated July 28, 2003 (the "Offer to Purchase") and the related Letter of Transmittal filed by RCS with the Securities and Exchange Commission ("SEC") as exhibits to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), filed by RCS with the SEC on July 28, 2003.

                  RCS is the tender offeror. It is an Italian stock corporation with its principal office located at Via Angelo Rizzoli 2, 20132 Milan, Italy. Its telephone number is (011) 3902-258-41.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

            (d) Conflicts of Interest. Except as described below, Fila does not believe there are any other material agreements, arrangements or understandings or any actual or potential conflicts of interest between Fila or its affiliates and RCS, its executive officers, directors or affiliates.

            Directors and Executive Officers. Currently, four of the nine members of the Board of Directors of Fila (the "Fila Board") are also officers and/or directors of RCS. Mr. Nicolo Nefri ("Nefri"), the Chairman of the Fila Board, is a director of RCS and Chairman of the Board of Directors of a subsidiary of RCS. Mr. Pierluigi Bonavita ("Bonavita") is a director of Fila and the officer responsible for Administrative and Financial Statements and Consolidated Financial Statements of RCS. Mr. Mario Magenes ("Magenes") is a director of Fila and the officer responsible for Tax Matters of RCS. Mr. Maurizio Romiti ("Romiti") is a director of Fila and a director, the Chief Executive Officer and Managing Director of RCS.

            Compensation of Fila Directors. RCS paid aggregate gross compensation to certain employees of RCS who are also directors of Fila (Mr. Marco Isaia ("Isaia"), Bonavita and Magenes), and, in the case of Isaia, an executive officer of Fila, of approximately (euro)789,000 in 2001, approximately
(euro)781,000 in 2002 and have either paid or agreed to pay approximately
(euro)575,000 for the first half of 2003. Fila has reimbursed RCS for these payments related to Isaia.

            In addition, certain other directors of Fila (Enzio Bermani ("Bermani"), Paolo Colombo ("Colombo") and Maria Martellini), have received in connection with their services as directors of subsidiaries of RCS, aggregate gross payments from such subsidiaries of RCS of approximately (euro)16,000 for services rendered in 2001, approximately (euro)27,490 for services rendered in 2002 and approximately (euro)12,340 (which has either been received or is owed) for services rendered in the first half of 2003. Bermani (as a consultant to RCS) and Colombo (as a consultant and statutory auditor to certain RCS subsidiaries) also received approximately (euro)109,000 for services rendered in 2001, and approximately (euro)82,830 for services rendered in 2002. In addition, for serving as statutory auditor to certain RCS subsidiaries, Colombo received approximately (euro)13,750 for services rendered in the first half of 2003.

            RCS paid, or with respect to certain amounts in 2003 agreed to pay, aggregate gross compensation to Nefri as an executive officer (until September 10, 2002) and director of RCS and of a subsidiary of RCS of approximately
(euro)934,000 in 2001, approximately (euro)656,000 in 2002 and approximately
(euro)137,300 for the first half of 2003.

            RCS paid, or with respect to certain amounts in 2003 agreed to pay, aggregate gross compensation to Romiti as Chief Executive Officer and General Manager of RCS of approximately (euro)1,902,000 in 2001, approximately
(euro)1,898,000 in 2002 and approximately (euro)945,450 for the first half of 2003.

            At the direction of certain Fila directors who are employees of RCS, Fila paid an aggregate of approximately (euro)46,755 in directors' fees owed to such directors directly to RCS.

            Appointment of Directors to the Fila Board

            On April 20, 2001 at a shareholders meeting of Fila, since the term of the previous directors had expired, RCS proposed, and voted for, the following slate of directors: Nefri, Romiti, Bonavita, Michele Scannavini, Lucio Stanca, Maria Martellini, Guido Carlo Schiavi, Stefano Podesta and Bermani, who were appointed as directors of Fila to serve until the approval of Fila's financial statements as of December 31, 2003. At the meeting it was also resolved that a remuneration equal to the equivalent of (euro)7,747 per year be paid by Fila to each director other than the Chairman and the Managing Director, whose remuneration is determined by the Fila Board.

            On February 8, 2002, Michele Scannavini resigned as Managing Director of Fila and Nefri (Chairman of the Fila Board) proposed that Isaia be appointed as (i) a director of Fila to replace Lucio Stanca who resigned effective June 8, 2001, and (ii) Managing Director of Fila to replace Michele Scannavini. At that meeting, Isaia was appointed as a director and Managing Director to serve until the next shareholders meeting.

            On February 27, 2002, Nefri proposed that Magenes be appointed as a director of Fila to replace Michele Scannavini, who resigned effective February 9, 2002. At that meeting, Magenes was appointed as a director to serve until the next shareholders meeting.

            During a shareholder meeting of Fila on April 22, 2002, RCS proposed and voted to confirm Isaia as a director. On the same day the Fila Board reappointed Isaia as Managing Director, as proposed by Nefri.

            On August 1, 2002, Nefri proposed that Colombo be appointed as a director of Fila to replace Stefano Podesta, who resigned effective May 8, 2002. Colombo was appointed as a director at that meeting. At a Fila shareholders meeting on September 23, 2002, RCS proposed and voted to confirm Paolo Colombo as a director of Fila.

            At the time of all of the above-mentioned appointments to the Fila Board, Nefri was Chairman of the RCS Board of Directors.

            Securities Ownership. Currently, RCS owns 87,912,536 Fila Shares representing 91.09% of the 96,511,312 Fila Shares (including Fila ADSs) outstanding as of March 1, 2003.

            RCS Credit Facility for Fila. Beginning in July of 1997, RCS provided to Fila an intragroup line of credit (the "Credit Facility") on the same terms provided to other affiliates of RCS. The Credit Facility was established to enable Fila more efficiently to manage its financial position and its banking relationships more efficiently.

            The Credit Facility gives Fila a line of credit from RCS at market conditions through short-term advances, usually renewed on a monthly basis and priced on the one month euribor or U.S. dollar libor rates plus a spread of 37.5 basis points until the end of 2002 and 75 basis points since the beginning of 2003.

            The total month-end balances in euros of the advances under the Credit Facility since the end of June 2001 are as follows:

                  June 2001           --       11 million
                  July 2001           --       119 million
                  August 2001         --       5 million
                  September 2001      --       17 million
                  October 2001        --       17 million
                  November 2001       --       69 million
                  December 2001       --       77 million
                  January 2002        --       82 million
                  February 2002       --       93 million
                  March 2002          --       100 million
                  April 2002          --       100 million
                  May 2002            --       100 million
                  June 2002           --       122 million
                  July 2002           --       128 million
                  August 2002         --       139 million
                  September 2002      --       139 million
                  October 2002        --       139 million
                  November 2002       --       33 million
                  December 2002       --       33 million
                  January 2003        --       37 million
                  February 2003       --       37 million
                  March 2003          --       38 million
                  April 2003          --       43 million
                  May 2003            --       45 million
                  June 2003           --       0 million

            Other Related Transactions. Prior to the consummation of the sale by Fila of its operating business on June 10, 2003, RCS and its subsidiaries historically provided certain services for Fila for which RCS received amounts for the years 2000, 2001 and 2002, which individually and in the aggregate were below one percent of Fila's consolidated revenues.

            The information in the Offer to Purchaser under the title "TENDER OFFER - 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

            (a) Solicitation/Recommendation. At a meeting held on June 23, 2003, the Fila Board determined (i) that the terms of the Offer are fair from a financial point of view to and advisable for the holders of Fila ADSs (other than RCS and its affiliates), and (ii) to recommend that holders of Fila ADSs (other than RCS and its affiliates) accept the Offer and tender their Fila ADSs pursuant to the Offer. The position of the Fila Board was determined by the affirmative vote of all the directors except those directors who chose to abstain from the discussions and the vote due to their positions as directors or employees of RCS. Five members of the Fila Board abstained from the discussions and the vote regarding the Offer.

            Accordingly, the Fila Board recommends that the holders of Fila ADSs accept the Offer and tender their Fila ADSs for purchase pursuant to the Offer.

            (b) Reasons.

            The Fila Board's belief as to the substantive fairness of the Offer to holders of Fila ADSs (other than RCS and its affiliates) is based on various factors, including:

            Fairness Opinion. The Fila Board engaged UBS Corporate Finance Italia S.p.A. ("UBS") to serve as financial advisor to the Fila Board, and the Fila Board received from UBS a presentation which involved various financial analysis of Fila and an opinion that as of June 23, 2003, the consideration to be received by the holders of Fila ADSs (other than RCS and its affiliates) in the Offer was fair from a financial point of view to such holders. The opinion is based upon and subject to the factors and assumptions stated therein.

            The Offer Price Represents a Premium Over the Trading Price of the Fila ADSs Prior to Announcement of the Offer. The Fila Board considered the current and historical trading prices of the Fila ADSs prior to the initial announcement of the Offer. The Offer Price represents a premium of 5.660% over the $1.06 closing price on March 7, 2003, the last trading day prior to the time RCS's offer of $1.12 was initially publicly announced.

            The Offer Price Represents a Substantial Premium Over the Adjusted Net Asset Value. Based on the draft pro forma balance sheet prepared by Fila, the Offer Price represents an approximately 90% premium over the adjusted net asset value per share of the Fila ADSs after the sale by Fila of its direct subsidiaries (constituting all of Fila's operating businesses) to Sport Brands International LLC, a Delaware limited liability company ("SBI") and an affiliate of Cerberus, a U.S.-based private investment fund manager, for U.S. $351 million (the "Sale").

            Limited Liquidity of the Fila ADSs. The trading market for the Fila ADSs has been relatively illiquid and the Offer provides holders of Fila ADSs with the opportunity to receive cash for their Fila ADSs at a premium over the average trading prices for the month preceding the public announcement of the Offer.

            Structure of the Offer. The structure of the going-private transaction is designed, among other things, to result in the receipt by the holders of Fila ADSs of cash consideration at the earliest practicable time.

            Regulatory Costs. There are considerable costs associated with remaining a public company, including the legal, auditing, accounting and other expenses involved in the preparation, filing, and dissemination of annual and other reports as well as the significant amount of time expended by Fila's management in connection with such matters.

            Uncertainty of the Stock Market. There is a possibility that a further decline in the market price of the Fila ADSs, or the stock market in general, could occur and the price ultimately received by the holders of Fila ADSs in the open market or in a future transaction might be less than the Offer Price provided for in the Offer.

            The Fila Board's recommendation was also based upon various factors in determining the procedural fairness of the Offer to the holders of Fila ADSs (other than RCS and its affiliates). The Fila Board believes that appropriate procedural safeguards were taken in connection with the deliberation and approval of the Offer including:

            Engagement of UBS. The Fila Board engaged UBS to serve as financial advisor to the Fila Board.

            Deliberations of the Fila Board. The Fila Board had a board meeting on June 18, 2003 to discuss the Offer. The members of the Fila Board then independently considered the Offer during the period from June 18, 2003 to June 23, 2003. At a meeting on June 23, 2003, the Fila Board determined that the Offer is fair from a financial point of view to and advisable for, the holders of Fila ADSs (other than RCS and its affiliates) and recommended that the holders of Fila ADSs (other than RCS and its affiliates) accept the Offer and tender their Fila ADSs pursuant to the Offer. The position of the Fila Board was determined by the affirmative vote of all the directors except those directors who chose to abstain from the discussions and the vote due to their positions as directors or employees of RCS. Five members of the Fila Board abstained from the discussions and the vote regarding the Offer.

            Representation of Holders of Fila ADSs Not Affiliated with RCS. In evaluating the Offer, the Fila Board considered the interests of holders of Fila ADSs who are not affiliated with RCS in connection with the Offer.

            Option of the Holders of Fila ADSs to Tender. Each holder of Fila ADSs can determine individually whether to tender Fila ADSs in the Offer. Accordingly, those holders of Fila ADSs who do not believe in the fairness of the Offer are not required to tender their Fila ADSs.

            Given the above listed procedural safeguards, the Fila Board believes that the Offer is fair from the financial point of view to the holders of Fila ADSs (other than RCS and its affiliates) despite the fact that the Offer is not being submitted to a vote of the holders of Fila ADSs and Fila Shares and is not subject to acceptance of the Offer by a majority of the public holders of Fila ADSs and Fila Shares. In determining that the Offer is fair from a financial point of view to holders of Fila ADSs (other than RCS and its affiliates), the Fila Board based its determination as to the fairness of the Offer on the above factors as a whole and did not assign specific or relative weights to them.

            The Offer does not require approval of a majority of the unaffiliated stockholders of Fila. During the period immediately preceding the announcement of the Offer, other than the Sale, there were no firm offers to merge with Fila, purchase its assets or purchase a controlling interest in its securities.

            The information in the Offer to Purchase under the titles "SPECIAL FACTORS -2. POSITION OF THE FILA BOARD REGARDING FAIRNESS OF THE OFFER and 3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD" is incorporated herein by reference.

            (c) Intent to Tender in a Going Private Transaction. To the best knowledge of Fila, none of Fila's executive officer's, directors, affiliates or subsidiaries currently intends to tender Fila ADSs held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

            (a) Solicitations or Recommendations. The Fila Board has retained UBS as its financial advisor in connection with the Offer. Fila has agreed to pay UBS a fee of Euro 500,000 which is payable within 30 days of the delivery of the opinion by UBS to Fila's Board. In addition, Fila has agreed to reimburse UBS for its reasonable out-of-pocket expenses, including attorneys' fees and disbursements and to indemnify UBS and related persons against various liabilities, including certain liabilities under the U.S. federal securities laws. RCS' Board of Directors has retained Merrill Lynch International ("Merrill Lynch") as its financial advisor in connection with determining the consideration to be offered. RCS paid Merrill Lynch a fee of Euro 2,150,000 for the financial advisory services provided in connection with the Offer plus out of pocket expenses and disbursements including fees and disbursements of counsel to Merrill Lynch actually incurred by Merrill Lynch. In addition, RCS has agreed to indemnify Merrill Lynch for certain liabilities arising out of its engagement. The information in the Offer to Purchase under the titles "SPECIAL FACTORS -3. OPINION OF FINANCIAL ADVISOR TO THE FILA BOARD and 5. OPINION OF FINANCIAL ADVISOR TO THE RCS BOARD" and "THE TENDER OFFER -14. FEES AND EXPENSES" is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

            (b) Securities Transactions. Except as in the information in the Offer to Purchase under the titles "THE TENDER OFFER - 7. CERTAIN INFORMATION CONCERNING RCS and 9. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH FILA" which is incorporated herein by reference, during the past 60 days, no transactions with respect to the Fila Shares or Fila ADSs have been effected by Fila or, to Fila's best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

            (d) Subject Company Negotiations. Fila has not undertaken and is not engaged in any negotiations in response to the tender offer by RCS (the "Offer") which relate to: (i) a tender offer or other acquisition of the Fila's securities by Fila, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving Fila or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of Fila or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Fila. On March 7, 2003, RCS, Fila and Sport Brands International LLC ("SBI") entered into a Stock Purchase Agreement pursuant to which Fila agreed to sell, and SBI agreed to purchase, 100% of the issued and outstanding shares of the capital stock or quotas, as applicable, of each of Fila Nederland BV, a Netherlands stock company, Fila Sport S.p.A., an Italian stock company, and Ciesse Piumini Srl, an Italian limited liability company, as well as 5% of the issued and outstanding shares of capital stock of Fila U.S.A. Inc., a Delaware corporation. This transaction closed on June 10, 2003 and effectively transferred the entire operating business of Fila to SBI. RCS has undertaken to guarantee Fila's obligations under the agreement.

                  There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.

                  The information in the Offer to Purchase under the titles "SPECIAL FACTORS -6. PURPOSE OF THE OFFER; PLANS FOR FILA and
                  7. CERTAIN EFFECTS OF THE OFFER" is incorporated herein by reference.

Item 8. Additional Information.

            (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 9. Exhibits.

            (a)(1)  Offer to Purchase, dated July 28, 2003.

            (a)(2)  Letter of Transmittal.

            (a)(3)  Notice of Guaranteed Delivery.

            (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

            (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

            (a)(6)  Summary Advertisement.

            (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

            (a)(8) Text of press release issued by RCS, dated July 28, 2003, announcing the commencement of the Offer.

            (a)(9)  Text of press release issued by Fila, dated July 28, 2003.

            (a)(10) Draft Pro Forma Balance Sheet of Fila Holding S.p.A., dated as of June 10, 2003.

            (c)(1) Opinion of UBS Corporate Finance Italia S.p.A. to the Board of Directors of Fila Holding S.p.A., dated June 23, 2003.

            (c)(2) Opinion of Merrill Lynch International to the Board of Directors of RCS MediaGroup S.p.A., dated March 7, 2003.

            (e)     Not applicable.

            (g)     None.

                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2003

                                                 FILA HOLDING S.p.A.


                                                 /s/ Enzio Bermani
                                                 -------------------------------
                                                 Name: Enzio Bermani
                                                 Title: Director

                                  EXHIBIT INDEX

Exhibit Number      Description
--------------      -----------

(a)(1)              Offer to Purchase, dated July 28, 2003.

(a)(2)              Letter of Transmittal.

(a)(3)              Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6)              Summary Advertisement.

(a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8) Text of press release issued by RCS, dated July 28, 2003, announcing the commencement of the Offer.

(a)(9)              Text of press release issued by Fila, dated July 28, 2003.

(a)(10) Draft Pro Forma Balance Sheet of Fila Holding S.p.A., dated as of June 10, 2003.

(b)                 None.

(c)(1) Opinion of UBS Corporate Finance Italia S.p.A. to the Board of Directors of Fila Holding S.p.A., dated June 23, 2003.

(c)(2) Opinion of Merrill Lynch International to the Board of Directors of RCS MediaGroup S.p.A., dated March 7, 2003.

(e)                 Not applicable.

(g)                 None.